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Michael Paolucci

CustomPromos.com

Houston, Texas Area

Message    ...

custompromos.com

 **Illinois State University**

 **See contact info**

 **500+ connections**

Experience

Business Development
custompromos.com
Jul 1981 – Present · 37 yrs 7 mos
Addison, IL

Partner
barrestauranttraining.com
Oct 2016 – Present · 2 yrs 4 mos
United States

online cloud based training solution for bars and restaurants

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Partner
Irish Cowboy
Mar 2016 – Present · 2 yrs 11 mos
2300 Louisiana St. Houston, Texas 77006

Original Cowboys were Irish. Bet you didn't know that.....

 **Partner**
Pub Fiction
May 2005 – Present · 13 yrs 9 mos
Houston, Texas Area

Owner
KCH Entertainment Corporation
Aug 2004 – Present · 14 yrs 6 mos
Houston, Texas Area

Hospitality,Entertainment and Real Estate Development Company. Hospitality concepts range
from full service restaurants to nightclubs. Real Estate is stand alone structures as well as multi
tenant commercial properties.

Education

Illinois State University

 

Skills & Endorsements

Customer Service · 19
Daniel McGovern and 18 connections have given endorsements for this skill

Management · 5
Daniel McGovern and 4 connections have given endorsements for this skill

Leadership · 3
Robert Cihlar and 2 connections have given endorsements for this skill

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